SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INSPIRATO INCORPORATED

(Name of Issuer)

Class A Common Stock, par value $ 0. 0001 per share

(Title of Class of Securities)

45791E 107

(CUSIP Number)

Scot Sellers

1544 Wazee Street

Denver, Colorado

(303) 586-7771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Tony Jeffries

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

August 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E 107

1	NAMES OF REPORTING PERSON Scot Sellers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,382,779(1)
	8	SHARED VOTING POWER 0
	9	SOLE VOTING POWER 2,382,779(1)
	10	SHARED VOTING POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,779(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 550,704 shares of Class A common stock and 383,927 shares of Class V common stock held of record by Scot Sellers (the “Reporting Person”); (ii) 1,150,776 927 shares of Class V common stock held of record by Elk Sierra, LLC., for which the Reporting Person serves as the sole member and manager and (iii) 297,372 shares of Class A common stock subject to options exercisable within 60 days of August 15, 2023.

(2)

Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023; (ii) 297,372 shares of Class A common stock subject to stock options, beneficially held by the Reporting Person and exercisable within 60 days of August 15, 2023 and (iii) 1,534,703 shares of Class V common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class V common stock beneficially owned by the Reporting Person as set forth in clause “(a)” of this footnote is treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 (the “Original Schedule 13D”) filed on behalf of Scot Sellers (the “Reporting Person”), relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Person to report beneficial ownership of less than 5% of the outstanding Common Stock.

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See response to Item 13 on the cover page of this filing, which is incorporated herein by reference.

(b) See responses to Items 7, 8, 9 and 10 on the cover page of this filing, which are incorporated herein by reference.

(c) The Reporting Person has not affected any transactions in the shares of Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Person, other than as described in this Schedule 13D/A, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him.

(e) Based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023, the Reporting Person’s ownership percentage of Common Stock is 3.4%.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2023

SCOT SELLERS

By:	/s/ Scot Sellers
Name:	Scot Sellers